

Mail Stop 3561

November 28, 2017

James R. Ficarro
Chief Operating Officer
Newmark Group, Inc.
125 Park Avenue
New York, NY 10017

>   **Re: Newmark Group, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 21, 2017**
>   **File No. 333-221078**

Dear Mr. Ficarro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2017 letter.

Pre-Tax Adjusted Earnings and Post-Tax Adjusted Earnings, page vi

Dividend Policy, page 64

1.   Please tell us how you considered the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in electing to change the timing of gain/loss recognition for items related to the Nasdaq payment in your non-GAAP measures.

Prospectus Summary, page 1

2.   Please revise page 7 to define or cross reference the page where you define "revenue per producer." Please explain how you calculate the metric and revise page 84 to address the extent to which you believe the metric is the same as what your competitors use.

Summary Historical and Pro Forma Combined Financial and Operating Data, page 22

Selected Combined Financial Data, page 71

3.   Please present pro forma earnings per share information. Refer to Instruction 2 to Item 301 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Data, page 73

4.   Berkeley Point's financial results are now included in Newmark Knight Frank's historical financial statements for all periods presented. Please tell us your basis for continuing to present 2015 pro forma financial information or remove it from the filing. Refer to Rule 11-02(c)(2) of Regulation S-X.

5.   Please discuss the impact of the tax receivable agreement in the pro forma financial information. Also, disclose whether you have included pro forma adjustments to your balance sheet and/or statements of operations and, if not, disclose why not.

Description of Certain Indebtedness, page 201

6.   Your disclosure indicates that, in connection with the separation and prior to the closing of this offering, you will assume from BGC Partners and/or BGC U.S. the obligations under the Term Loan, Converted Term Loan, 2042 Promissory Note, and 2019 Promissory Note. Please tell us your basis for excluding these note liabilities from Newmark Knight Frank's combined financial statements included in the filing.

Newmark Knight Frank's Combined Interim Financial Statements

Note (1)(a) Basis of Presentation, page F-54

7.   Please confirm that BGC Partners' historical accounting treatment for the Nasdaq Earn-out associated with the eSpeed sale is the same as that of Newmark Knight Frank, whereby no gain associated with the earn-out was recorded on the divestiture and is recognized in income when it is realized and earned, consistent with the accounting for gain contingencies. If not, please explain how and why they differ.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Stephen M. Merkel
        BGC Partners, Inc.

        David K. Lam
        Wachtell, Lipton, Rosen & Katz